The Gemalto N.V. shares issued in connection with the Offer (as defined below) and the Gemalto N.V. shares to be issued in connection with the Statutory Sell-Out (as defined below) described below have not been (and are not intended to be) registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Gemalto N.V. securities have been made and will be made available within the United States in connection with the Offer and the Statutory Sell-Out described below pursuant to an exemption from the registration requirements of the Securities Act.
The Offer and such Statutory Sell-Out relate to the securities of a non-US company and are subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements and information presented have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for an investor to enforce its rights and any claim it may have arising under US federal securities laws, since Gemalto N.V. and Gemplus International S.A. have their corporate headquarters outside of the United States, and some or all of their officers and directors may be residents of foreign countries. An investor may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgment.
Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
•	Close of the reopened public exchange offer for Gemplus shares on November 8, 2006

•	Terms of the statutory sell-out right for the shareholders of Gemplus
Amsterdam, November 2, 2006 - As announced by the French Autorité des marchés financiers (the “AMF”) in its notice No. 206C1999 of November 2, 2006, the public exchange offer (the “Offer”) initiated by Gemalto N.V. (“Gemalto”) for the shares of Gemplus International S.A. (“Gemplus”), which reopened September 12, 2006 and was extended by the AMF at the request of the Luxembourg Commission de Surveillance du Secteur Financier (the “CSSF”)1, will close on November 8, 2006.

[1]	See Gemalto press releases dated June 2, 2006, August 25, 2006, September 8, 2006, October 2, 2006 and October 9, 2006.

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
In accordance with Luxembourg law, Gemplus shareholders will be entitled to exercise their right to a Statutory Sell-Out (as defined below) during three months as from the day following the close of the reopened Offer, i.e., from November 9, 2006 through February 8, 2007, or such earlier date as Gemalto may determine to implement a mandatory squeeze-out procedure (see paragraph 7 “Mandatory Squeeze-Out” below).
1. Context of the Sell-Out Transaction
As indicated in the Gemalto press release dated October 2, 2006, the Statutory Sell-Out right of the Gemplus shareholders results from the provisions of article 16 of the Luxembourg law dated May 19, 2006 on takeover bids (the “Luxembourg Takeover Law”), pursuant to which, if, following an offer, the offeror owns securities representing more than 90% of the voting rights of the target company, each shareholder of such target company is entitled to request, within three months following the closing of the offer, that the offeror “purchase its shares at a fair price as defined in article 15, paragraph (5)”, to be paid in cash or in securities, “with an option for the shareholder to be paid in cash”.
As announced by the AMF in its notice No. 206C1689 of August 25, 2006 following the initial Offer which ended on August 14, 2006, Gemalto acquired and currently holds 599,295,777 Gemplus shares representing 94.56% of the share capital and 94.68% of the voting rights of Gemplus, excluding Gemplus shares tendered in the reopened Offer, the result of which will be published by the AMF on November 17, 2006 (see paragraph 6 “Indicative Timetable for the Statutory Sell-Out” below).
In accordance with article 16(1) of the Luxembourg Takeover Law, the percentages of share capital and voting rights of Gemplus held by Gemalto being greater than 90%, Gemalto must grant the Gemplus shareholders the possibility to sell their shares at a “fair price” (the “Statutory Sell-Out”).
Although the Offer did not include an alternative in cash, Gemalto will offer to the Gemplus shareholders as an option, in accordance with article 16(1) of the Luxembourg Takeover Law, consideration in cash.
In addition, Gemalto has determined that the percentage of Gemplus securities tendered in the Offer is greater than the 90% threshold of the securities targeted by the Offer, and that it therefore follows from article 15(5) of the Luxembourg Takeover Law that “the consideration offered in the [Offer] is deemed fair for the securities”.
Deutsche Bank AG, Paris branch, guarantees the content and the irrevocable nature of the commitments made by Gemalto under the Statutory Sell-Out.
2. Terms of the Statutory Sell-Out
Under the Statutory Sell-Out, Gemalto offers the following alternative to the Gemplus shareholders:
•	consideration to be paid in Gemalto shares by application of an exchange ratio of 2 Gemalto shares to be issued for 25 Gemplus shares, equal to the exchange ratio offered under the Offer; or

•	consideration in cash equal to €1.30 per Gemplus share.
3. Fractional Shares
No fractional shares may be issued by Gemalto. Therefore, Gemalto will not remit fractional shares to the Gemplus shareholders who choose the share consideration offered in the Statutory Sell-Out. The Gemplus shareholders who tender in the Statutory Sell-Out a number of Gemplus shares that does not give them the right to a whole number of new Gemalto shares shall be considered to have expressly agreed to sell to Gemalto their Gemplus shares that do not give them the right to a whole number of

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
new Gemalto shares at a price of €1.30 per Gemplus share, corresponding to the consideration in cash of the Statutory Sell-Out.
4. Statutory Sell-Out Procedure
In accordance with the stipulations of the Luxembourg Takeover Law, as from November 9, 2006 and throughout the period ending on February 8, 2007, or such earlier date as Gemalto may determine to implement the mandatory squeeze-out procedure (see paragraph 7 “Mandatory Squeeze-Out” below), (i) Gemalto will have a standing buy order on the Eurolist by Euronext Paris S.A. at a price of €1.30 per Gemplus share and (ii) a clearing process, as described in paragraph 4.1 below, will be organized by Euronext Paris S.A. in order to allow the Gemplus shareholders to exchange their Gemplus shares for Gemalto shares to be issued, on the basis of 25 Gemplus shares for 2 Gemalto shares to be issued.
4.1. Procedure applicable to the Statutory Sell-Out in Shares
Gemplus shareholders who hold their shares through a financial intermediary and wish to choose the share consideration offered under the Statutory Sell-Out shall provide their account holder financial intermediary (financial institution, investment company, etc.) an exchange order that matches one of the models that will be provided to them by their intermediary, at the latest on February 8, 2007, or such earlier date as Gemalto may determine to implement the mandatory squeeze-out procedure.
Gemplus shareholders who hold their shares directly without recourse to an account holder financial intermediary and who wish to choose the share consideration offered under the Statutory Sell-Out shall notify HSBC France, as financial institution in charge of the service of the Gemplus securities, of their decision by using an exchange order form that will have been provided to them by HSBC France, at the latest on February 8, 2007, or such earlier date as Gemalto may determine to implement the mandatory squeeze-out procedure.
It is specified that the settlement of the Gemplus shares tendered under the Statutory Sell-Out will occur approximately every three weeks during the Statutory Sell-Out period mentioned above (see paragraph 6 “Indicative Timetable of the Statutory Sell-Out” below), in accordance with Euronext Paris S.A. procedures. The definitive intermediary record dates and closing date of the exchange orders and settlement dates will be communicated in Euronext Paris S.A notices.
In any event, and subject to applicable law, exchange orders relating to Gemplus shares which are the subject of a usufruct (usufruit) shall be signed jointly by the legal owner of title (nu-propriétaire) and the usufruct holder (usufruitier). With respect to Gemplus shares held in undivided ownership (indivision), the tender orders shall be signed by the representative or agent of the undivided shareholders or, alternatively, by all the undivided shareholders.
The account holder financial intermediaries which will have received exchange orders shall notify Euronext Paris S.A., within the timeframe which will have been determined in the Euronext notices mentioned above, of the amount of Gemplus shares tendered under the Statutory Sell-Out and transmit said orders to Euronext Paris S.A. Each of the account holder financial intermediaries shall credit the Gemplus shares tendered under the Statutory Sell-Out for which it would have received a exchange order on an account open with Euroclear France in the name of Euronext Paris S.A. on the applicable dates indicated in the Euronext notices mentioned above (see also paragraph 6 “Indicative Timetable of the Statutory Sell-Out” below).
HSBC France, as financial institution in charge of the service of the Gemplus securities, shall also transmit to Euronext Paris S.A., within the same timeframe as mentioned above for account holder financial intermediaries, the exchange orders which it would have received under the Statutory Sell-Out.
After reception by Euronext Paris S.A. on each intermediary record date of the exchange orders and on the final closing date of the exchange orders in the conditions described above, Euronext Paris S.A.

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
will centralize such orders. Euronext Paris S.A. will indicate in a notice the amount of Gemplus shares tendered under the Statutory Sell-Out and the date of settlement of the Gemplus shares so tendered. It is envisaged that the first settlement will occur on December 14, 2006 after the completion of the clearing operations and the issuance of the Gemalto shares which will be exchanged against the Gemplus shares tendered under the Statutory Sell-Out. The subsequent settlement dates will be specified in notices which shall be published by Euronext Paris S.A.
No interest shall be due for the period from the tender of the Gemplus shares under the Statutory Sell-Out to the delivery date of the Gemalto shares, which will be specified in the corresponding notice of the result published by Euronext Paris S.A.
4.2. Procedure Applicable to the Statutory Sell-Out in Cash
The Gemplus shareholders who wish to receive the cash consideration of €1.30 per Gemplus share available in the Statutory Sell-Out will be entitled to sell their Gemplus shares, during the Statutory Sell-Out period mentioned above, to Gemalto who will purchase such Gemplus shares on the Eurolist by Euronext Paris S.A. at a price of € 1.30 per share.
The settlement of the Gemplus shares tendered under the Statutory Sell-Out in cash will take place three trading days after transfer of the orders to the financial intermediary designated by Gemalto for purposes of the Statutory Sell-Out in cash, the identity of which will be specified in a Euronext Paris S.A. notice.
4.3. Common Provisions for the Statutory Sell-Out in Shares and in Cash
The Gemplus shares tendered under the Statutory Sell-Out must be free of any pledge, guarantee or restriction of any kind on the free transfer of ownership. Gemalto reserves the right to decline any Gemplus share tendered under the Statutory Sell-Out that does not meet such condition.
5. Gemplus American Depositary Shares
In order to participate in the Statutory Sell-Out, Gemplus American depositary share (“ADS”) holders will be required to transmit their ADSs and proper instructions to Mellon Investor Services LLC, as US exchange agent (the “US Exchange Agent”), within the required timeframe in order to allow for submission of the underlying Gemplus shares to the sell-out procedure. ADS holders will receive appropriate instructions from the US Exchange Agent or may contact the US Exchange Agent at the address and phone number provided below regarding procedures relating to ADSs.
It is specified that the Statutory Sell-Out, including the possibility of exchanging the Gemplus shares, is not valid in any state of the United States of America in which the Statutory Sell-Out and the resulting exchange of Gemplus shares do not comply with regulations.

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
6. Indicative Timeframe of the Statutory Sell-Out
This timetable is provided for informational purposes only.

November 8, 2006	Closing of the reopened Offer
November 9, 2006	Opening of the Statutory Sell-Out period and start of Gemalto’s standing buy order on the Eurolist by Euronext Paris S.A. at a price of €1.30 per Gemplus share(1)
November 13, 2006	Clearing of the orders in the reopened Offer
November 17, 2006	Results of the reopened Offer
November 21, 2006	Issuance of the Gemalto shares(2) Settlement and listing of the Gemalto shares issued in consideration for the Gemplus shares tendered in the reopened Offer
November 30, 2006	First record date of the orders relating to the Statutory Sell-Out in shares
December 5, 2006	First clearing of the orders relating to the Statutory Sell-Out in shares
December 11, 2006	Results of the Statutory Sell-Out in shares following the first clearing
December 14, 2006	Issuance of the Gemalto shares(2) Settlement and listing of the Gemalto shares issued in consideration for the Gemplus shares tendered under the Statutory Sell-Out in shares
February 8, 2007	End of the Statutory Sell-Out period and of Gemalto’s standing buy order at a price of €1.30 € per Gemplus share

(1)	The settlement of the Gemplus shares sold under the Statutory Sell-Out in cash will take place three trading days after transfer of the orders to the financial intermediary designated by Gemalto for purposes of the Statutory Sell-Out in cash, the identity of which will be specified in a Euronext Paris S.A. notice.

(2)	Under a private deed of issuance.
The subsequent intermediary record dates and closing date relating to the orders made under the Statutory Sell-Out in shares and settlement dates will be specified in Euronext Paris S.A. notices.
7. Mandatory Squeeze-Out
In addition, in the event Gemalto holds, following the close of the reopened Offer or at any time during the statutory sell-out period, 95% of the Gemplus shares and voting rights, and decides to proceed to a mandatory squeeze-out during the Statutory Sell-Out period ending February 8, 2007, Gemplus shareholders would be issued the same alternative consideration in shares and in cash as in the Statutory Sell-Out, i.e., 2 Gemalto shares for 25 Gemplus shares or €1.30 in cash per Gemplus share, respectively. In order to allow Gemplus shareholders to choose between these two options, such a mandatory squeeze-out would be announced at least 14 trading days before it commenced.
8. Brokerage Fees and Remuneration of Intermediaries
No fees shall be reimbursed and no commission will be paid to any intermediary or any person soliciting the tender of Gemplus shares under the Statutory Sell-Out.
If the Gemplus shareholders who tender their shares under the Statutory Sell-Out have to pay brokerage fees or other intermediary fees, Gemalto will not assume any or all of these brokerage fees.

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
9. Tax Treatment of the Statutory Sell-Out
9.1. French Tax Treatment
The tax treatment applicable in France, in the current state of French legislation, to the Statutory Sell-Out of Gemplus shares and to Gemalto shares, if applicable, delivered in exchange for Gemplus shares is described hereinafter. The attention of the shareholders taking part in the Statutory Sell-Out is drawn to the fact that this information is only a summary and that their specific situation must be studied with their usual tax adviser.
Individuals and legal entities that do not have their tax residence in France must, moreover, comply with the tax legislation in force in the State where they have their residence and if applicable to the provisions of an international tax treaty signed between France and that State.
The attention of the shareholders taking part in the Statutory Sell-Out is also drawn to the fact that the tax treatment described hereafter is the one in force today. This treatment could be amended by forthcoming legislative or regulatory changes that the investors will have to follow with their usual tax adviser. In particular, this regime could be amended by the provisions of the finance act (Loi de finances) for 2007 (currently under discussion before the French Parliament) as by those of the rectifying finance act (Loi de finances rectificative) for 2006 which will be voted at the end of the year 2006 and applicable as the case may be as of 2006 with retroactive effect.
9.1.1. Tax Treatment of the Statutory Sell-Out
9.1.1.1. Tax Treatment of the Statutory Sell-Out Paid in Cash
(a)	French Tax Residents

(i)	Individuals that hold Gemplus shares in their private holdings and do not conduct market transactions under conditions similar to those which characterize an activity performed by a person who is a professional in that type of transactions
General Situation
The capital gains made by individuals arising as a result of the transfer of their Gemplus shares will be, pursuant to article 150-0 A of the French Tax Code (Code général des impôts) (the “CGI”), taxable as of the first euro to the income tax at the proportional rate of 16% if the total amount of the transfers of securities and other rights or titles referred to at article 150-0 A of the CGI (except exonerated transfers, in particular transfers of shares held within the framework of a saving plan in shares (Plan d’épargne en actions) the (“PEA”) carried out during the calendar year has exceeded, on the level of the tax household, a threshold currently established at €15,000.
Under the same condition of the annual amount of the transfers of securities, the capital gain actually made will also be subject to the following social contributions, that cannot be deducted from the income assessed to income tax:
•	the generalized social contribution (Contribution sociale généralisée) (“CSG”) at the rate of 8.2%;

•	the contribution for the refunding of the social debt (Contribution pour le remboursement de la dette sociale) (“CRDS”) at the rate of 0.5%;

•	the social deduction (Prélèvement social de 2%) at the rate of 2%; and

•	the additional contribution to the social deduction (Contribution additionnelle au prélèvement social) of 2% at the rate of 0.3%.

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
The amount of capital losses possibly incurred will be deductible from the profits of same nature made during the year of the transfer or the ten following years of such transfer, provided that the transfer threshold referred to above was exceeded the year the said capital loss took place.
Special PEA Treatment
Under certain conditions, the capital gains arising as a result of the transfer of Gemplus shares held within the framework of a PEA will be exempt from the income tax and the social contributions at the time they took place. It is however specified that the net profit realized or unrealized at the time of the closing of the PEA (if it takes place more than five years after the opening date of the PEA) or during a partial withdrawal (if it takes place more than eight years after the opening date of the PEA) will be subject to the various social contributions mentioned hereabove (whose nature and global rate vary according to the period during which the profit was acquired).
The capital losses incurred within the framework of the PEA are in theory deductible only from the capital gains carried out within the same framework. However, the possible losses recorded at the time of the anticipated closing of the PEA before the expiry of the fifth year are deductible from the profits of same nature made during the same year or during the ten following years, provided that the annual transfer threshold of transferable securities (and comparable rights or titles) applicable to the year of realization of the capital loss is exceeded within the considered year. The same rule applies in case a PEA, that has more than five years, is closed provided in particular that all the securities appearing in the plan were transferred at the closing date of the plan (the securities should not have only been subject to a transfer on an ordinary securities account).
(ii)	Legal Entities Subject to the Corporation Tax
General Treatment
The capital gains made and capital losses incurred as a result of the transfer of portfolio securities are included in the income assessed to the corporation tax at the standard rate, i.e., at the current rate of the corporation tax of 33.1/3% increased if applicable, by the social contribution of 3.3% which applies to the amount of the corporation tax exceeding €763,000 per twelve month period.
The companies whose turnover, net of tax, carried out during the fiscal year or the period of taxation, if applicable brought back to twelve months, is lower than €7,630,000 and whose share capital, entirely paid up, is held in a continuous way throughout the considered fiscal year, for at least 75%, by individuals or companies satisfying all these conditions are likely to benefit from a decrease of the corporation tax to 15% and an exemption of the social contribution of 3.3%.
Special Treatment of the Long-Term Capital Gains
For the fiscal years opened as of January 1, 2006, pursuant to the provisions of article 219 I a quinquies of the CGI, the net value of the long-term capital gains related to equity investments (Titres de participation) referred to in this article and held for at least two years is subject to a taxation at the rate of 8% increased, if applicable, by the social contribution of 3.3% mentioned above. For the fiscal year opened as of January 1st 2007, these capital gains are exempt except for a quota of expenses and charges equal to 5% of the net income of the capital gains arising as a result of the transfer.
Are considered equity investments within the meaning of article 219 I a quinquies of the CGI, the securities (others than securities of real estate companies) of this nature on the accounting point of view and, subject to being recorded in the accounts as equity investments or to a special sub-account, the shares acquired pursuant to a takeover bid or a takeover bid for shares by the company which is the initiator and the securities allowing the application of the parent subsidiary regime (Régime des sociétés mères) referred to under articles 145 and 216 of the CGI.

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
If applicable, the net value of long-term capital losses which would fall in the scope of the long-term capital gains of article 219 I a quinquies of the CGI would not be deductible, nor deferrable.
b)	Non-French Tax Residents
The capital gains arising as a result of the transfer of Gemplus shares by individuals or legal entities who are not tax domiciled in France within the meaning of article 4 B of the CGI or whose registered office is located outside of France and who do not have a permanent establishment in France or a fixed base to which assets the transferred shares are connected, will not be subject to taxes in France.
9.1.1.2. Tax Treatment of the Statutory Sell-Out Paid in New Gemalto Securities
(a)	French Tax Residents

(i)	Individuals that hold Gemplus shares in their private holdings and do not conduct market transactions under conditions similar to those which characterize an activity carried out by a person who is a professional in that type of transactions
General Treatment
In accordance with article 150-0 B of the CGI, the capital gain or capital loss arising as a result of the exchange of Gemplus shares for Gemalto shares in connection with the Statutory Sell-Out paid in new Gemalto securities is not taken into account for the establishment of the income tax for the year of the exchange, this exchange presenting an intercalated character as far as the income tax is concerned.
Therefore, as a consequence:
•	the deferment of taxation automatically applies without the taxpayer having to make such request. The capital gains or capital loss arising as a result of the exchange is not recorded and is not subject to any filing; and

•	the exchange operation is not taken into account for the estimation of the crossing of the annual transfer threshold of transferable securities referred to under article 150-0 A of the CGI (currently established at €15,000).
The deferment of taxation expires upon the transfer, the repurchase, the refunding or the cancellation of the shares received in exchange.
The net profit or the loss arising as a result of the further transfer of the shares received upon the exchange will be calculated on the basis of the tax cost price of the shares delivered in exchange under the Statutory Sell-Out, and taxed according to the tax treatment described under paragraph 9.1.1.1 (a) (i) “General Situation” above if the amount of the transfers of transferable securities and other rights or titles referred to under article 150-0 A of the CGI carried out by the members of a tax household during the same year exceeds the annual threshold currently established at €15,000.
Special PEA Treatment
Individuals that hold shares within the framework of a PEA will be able to take part in the Statutory Sell-Out paid in new Gemalto securities. They will have to make the shares received in exchange apparent in their PEA.
The tax treatment applicable to the capital gain arising as a result of the exchange is the same as the one applicable to the capital gain arising as a result of the transfer of the Gemplus shares under the Statutory Sell-Out paid in cash and described above under paragraph 9.1.1.1 (a) (i) “Special PEA Treatment”.

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
(ii)	Legal Entities subject to the Corporation Tax
The capital gain or capital loss arising as a result of the exchange of Gemplus shares for Gemalto shares will not benefit from any deferment of taxation and will be included in the result of the fiscal year during which the exchange is carried out.
This capital gain or capital loss shall be taxable under the same conditions as those arising as a result of the transfer of Gemplus shares within the framework of the Statutory Sell-Out paid in cash and described under paragraph 9.1.1.1 (a) (ii) above.
(b)	Non-French Tax Residents
The capital gains arising as a result of the transfer of Gemplus shares by individuals or legal entities who are not tax domiciled in France within the meaning of article 4 B of the CGI or whose registered office is located outside of France and who do not have a permanent establishment in France or a fixed base to which assets the transferred shares are connected, will not be subject to taxes in France.
9.1.2. Tax Treatment of Gemalto Shares Delivered in Exchange
For a description of the tax regime applicable to the Gemalto shares delivered in exchange and taking into account the information provided in the introduction of this paragraph 9.1., the reader is invited to refer to Section 2.4.17 of the Offer prospectus (note d’information) relating to the Offer on which the AMF affixed the visa n° 06-252 dated July 6th 2006 (the “Offer Prospectus”).
9.2. Tax Treatment in the US
US holders of Gemplus shares or ADS may be subject to tax in the United States on the Gemalto shares or cash they will receive in the Statutory Sell-Out
The acquisition of the Gemplus shares by Gemalto should be considered a taxable transaction for US federal income tax purposes. As a result, US holders of Gemplus shares or ADSs should recognize gain or loss equal to the difference between (i) the fair market value, as of the date of the exchange, of the Gemalto shares or the amount of cash received from Gemalto in the Statutory Sell-Out, plus any fee paid by Gemalto on behalf of the holders of ADSs for withdrawal of the underlying Gemplus shares and any cash paid in lieu of fractional shares, and (ii) the adjusted tax basis in the Gemplus shares or ADS of US holders of Gemplus shares or ADSs delivered to Gemalto in exchange. The deductibility of losses will be subject to certain limitations (see paragraph 9.2.2 “Consequences of Participation in the Statutory Sell-Out”).
US holders of Gemplus shares or ADS may be subject to additional US tax liability if, during their ownership period, Gemplus was a “Passive Foreign Investment Company” (“PFIC”). US holders of Gemplus shares or ADS should consult their own tax advisors concerning the application of PFIC rules.
Gemplus could have been a PFIC for US federal income tax purposes in the past. US holders of Gemplus shares or ADSs should consult their normal tax advisors on this issue. Based on the information available to us, we do not believe that Gemplus will be a PFIC in 2006, but this conclusion is a factual determination made annually and thus may be subject to change. If Gemplus were a PFIC in any year during the period the Gemplus shares or ADSs have been held and the holders of these shares or ADSs have not previously made a mark-to-market election under the PFIC rules, then the holders of such Gemplus shares or ADSs may be subject to additional US tax liability in connection with the Statutory Sell-Out. No assurance can be given that the cash, if any, received with respect to Gemplus shares or ADSs will be sufficient to satisfy such tax liability (see paragraph 9.2.3 “Gemplus Passive Foreign Investment Company Considerations”). US holders of Gemplus shares or ADSs should consult their tax advisor about the application of the PFIC rules in light of their particular circumstances.

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
If Gemalto is a PFIC, the holders of Gemplus shares or ADSs may be subject to additional US tax liability. Holders of Gemplus shares or ADS should consult their own tax advisor on concerning the application of the PFIC rules.
We believe that Gemalto shares will not be treated as stock of a PFIC for US federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. In general, Gemalto will be a PFIC with respect to a US holder if, for any taxable year in which the US holder held Gemalto shares, either at least 75% of the gross income of Gemalto for that taxable year is passive income or at least 50% of the value of Gemalto’s assets held during that year is attributable to assets that produce or are held for the production of passive income. If Gemalto is treated as a PFIC in any taxable year, certain adverse consequences may apply to US holders of Gemplus shares or ADSs. Such US holders should consult their own tax advisor about the application of the PFIC rules with respect to Gemalto shares.
9.2.1. US Federal Income Tax Considerations
The following summary discusses material US federal income tax consequences for US persons of participation in the Statutory Sell-Out and of the ownership or disposition of Gemalto shares acquired as a result of such participation. The summary is not binding upon the Internal Revenue Service (“IRS”) or any court. Accordingly, there can be no assurance that the IRS will not contest the conclusions expressed therein or that a court will not sustain such contest. Neither we nor our counsel have made any independent factual or accounting determinations, including determinations concerning the status of Gemplus or Gemalto as a PFIC. This discussion is based upon the provisions of US federal income tax laws, as in effect on the date of this release, which may change possibly with retroactive effect. For purposes of this discussion, the term “Gemplus shares” includes Gemplus ADSs unless as context indicates otherwise.
This discussion applies to you only if you are a beneficial owner of Gemplus shares who holds such shares as capital asset and are, for US federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation, or other entity treated as a corporation, created or organized under the laws of the United States or of any political subdivision thereof; (iii) an estate the income of which is subject to US federal income taxation regardless of its source; or (iv) a trust if a US court is able to exercise primary supervision over its administration and one or more US persons have the authority to control all substantial decisions of the trust, or if the trust was in existence on August 20, 1996, and elected to continue to be treated as a US person. This discussion does not address all aspects of US federal income taxation that may be relevant to US holders that are subject to taxation by any non-US jurisdiction. Such persons should consult their own tax advisor.
This discussion does not address all aspects of US federal income taxation that may be relevant to you in light of your particular circumstances or if you are subject to special rules, including:
•	persons who acquired Gemplus shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons holding Gemplus shares, as part of a straddle, hedge or conversion transaction;

•	persons who, actually or constructively, own or have owned at any time during the five-year period ending on the date of the completion of the Offer 10% or more of Gemplus shares or will own 10% or more of Gemalto shares, whether measured by voting power, value or number of shares;

•	persons whose functional currency for US federal income tax purposes is not the US dollar;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	non-US persons;

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
•	persons liable for the alternative minimum tax; or

•	tax-exempt organizations, banks, insurance companies, broker-dealers, and certain other financial institutions.
In addition, this discussion does not address any aspects of state or local taxation or any aspect of US federal taxation other than federal income taxation.
This discussion is based on certain representations made by Gemalto and assumes that the Statutory Sell-Out will be completed in the manner contemplated by this release. If this assumption or any of such representations is inaccurate or incomplete, the tax consequences of the Statutory Sell-Out could differ from those described herein. Neither Gemalto nor Gemplus intends to obtain a ruling from the IRS regarding the tax consequences of the Statutory Sell-Out.
There is a possibility that in the future Gemalto, if it determines and is able to do so, could acquire Gemplus shares in a related transaction, including mandatory squeeze-out proceeding. This discussion does not address any aspects of any such acquisition.
US holders of Gemplus shares should consult their own tax advisor with respect to the US federal income tax consequences in light of their particular circumstances or their participation in the Statutory Sell-Out and their ownership or disposition of Gemalto shares.
9.2.2. Consequences of Participation in the Statutory Sell-Out
For US federal income tax purposes, the exchange of Gemplus ADSs into the Gemalto shares which such ADSs represent will generally not be subject to US federal income taxation.
Gemalto will pay the fee imposed on the holders of Gemplus ADS pursuant to the terms of the depositary agreement for withdrawal of the underlying Gemplus shares in connection with the Statutory Sell-Out. In addition, there is a possibility that in the future Gemalto, if it determines and is able to do so, could acquire Gemplus shares in a related transaction, including mandatory squeeze-out proceeding. Other related transactions related to the Statutory Sell-Out may also prevent the qualification of the exchange completed in the Statutory Sell-Out as a tax-free reorganization. If holders of Gemplus shares receive Gemalto shares or cash in the Statutory Sell-Out, they should be treated as having disposed of their Gemplus shares in a taxable transaction and should recognize capital gain or loss, in an amount equal to the difference between:
•	the US dollar amount if such cash or the US Dollars value of such Gemalto shares received on the exchange date, plus any fee paid by Gemalto on behalf of Gemplus ADS holders for the withdrawal of the underlying Gemplus shares and any cash paid in lieu of fractional shares; and

•	the adjusted tax basis of the holders of Gemplus shares, determined in US dollars, in the Gemplus shares surrendered by such holders in the Statutory Sell-Out.
In general, holders of Gemplus shares will be required to determine the amount of any non-US currency paid by Gemalto by translating the non-US currency into US dollars at the spot rate on the date of such payment, regardless of whether the non-US currency is in fact converted into US dollars. If the non-US currency so paid is actually converted into US dollars on the date of such payment, holders of Gemplus shares generally should not recognize foreign currency gain or loss on such conversion. If the non-US currency is not converted into US dollars on such date, holders of Gemplus shares will have a tax basis in the non-US currency equal to their US dollar value on such date. Any foreign currency gain or loss that holders of Gemplus shares recognize on a subsequent conversion or other disposition of the non-US currency generally will be treated as US source ordinary income or loss.

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
The value of Gemalto shares will be generally equal to the average between their highest and lowest selling prices on the exchange date. The adjusted tax basis in the Gemplus shares will be generally equal to the cost of acquiring them. Generally, any capital gain or loss will be long-term capital gain or loss if the holding period for the Gemplus shares exceeds one year, and will be treated as derived from sources within the United States for foreign tax credit limitation purposes except as otherwise provided by an applicable tax treaty. Currently long-term capital gains of non-corporate US holders will be generally subject to US federal income tax at a maximum rate of 15%. No assurance can be given that the cash, if any, received with respect to Gemplus shares will be sufficient to satisfy such tax liability.
In addition, the adjusted tax basis of the Gemalto shares received by holders of Gemplus shares in the Statutory Sell-Out on the date of the exchange will be equal to the value of those Gemalto shares on that date, and the holding period for those Gemalto shares will begin on the day immediately following such date.
9.2.3. Gemplus Passive Foreign Investment Company (PFIC) Considerations
Certain US tax rules apply to US shareholders of non-US companies that are PFICs. Gemplus will be classified as a PFIC in a particular taxable year if either: (i) 75% or more of its gross income is treated as passive income for purposes of the PFIC rules; or (ii) the average percentage of the value of assets held by Gemplus for that year that produce or are held for the production of passive income is at least 50%.
Gemplus could have been a PFIC in the past. US holders of Gemplus shares should consult their own tax advisor concerning this issue. Based on the information available to us, we do not believe that Gemplus will be a PFIC in 2006, but this conclusion is a factual determination made annually and thus may be subject to change.
If Gemplus were a PFIC in any year during the period the Gemplus shares have been held and the holders of these Gemplus shares have not previously made a mark-to-market election under the PFIC rules, then the holders of such Gemplus shares will be generally subject to a special tax at ordinary income tax rates on distributions and gains realized with respect to those shares, generally without regard to whether Gemplus was a PFIC in the year of such distribution or gain. The amount of this tax will be increased by an interest charge during the period over which Gemplus shares were held by the beneficiary, calculated as if the distribution or gain had been realized ratably over that period. No assurance can be given that the cash, if any, received with respect to Gemplus shares will be sufficient to satisfy such tax liability. Classification of Gemplus as a PFIC may also have other adverse tax consequences, including the denial of a step-up in the basis of shares at death.
US holders of Gemplus shares who have elected to mark their shares to market in respect of 2005 or an earlier taxable year generally will not be currently subject to the unfavorable rules treatment described above. For any year in which Gemplus was a PFIC, these holders of Gemplus shares who make a mark-to-market election would include as ordinary income the excess of the fair market value of the shares at year-end over the holder’s basis in those shares. In addition, any gain recognized upon a sale of shares would be taxed as ordinary income in the year of sale.
Holders Gemplus shares should consult their tax advisor about the application of the PFIC rules to Gemplus shares in light of their particular circumstances.
9.2.4. Consequences of Ownership and Disposal of Gemalto Shares
For a description of the consequences of ownership and disposition of Gemalto shares, and taking into account the information provided in the introduction of this paragraph 9.2, the reader is invited to refer to Section 2.4.18.4 of the Offer Prospectus.

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
10.	Determination of the “Fair Price” that needs to be Guaranteed for the Statutory Sell-Out or Squeeze-Out Procedures pursuant to Article 15(5) of the Luxembourg Takeover Law
The Offer consideration being deemed to be fair for the Gemplus shares pursuant to article 15(5) of the Luxembourg Takeover Law, Gemalto has calculated the “fair price” of the cash alternative offered for the Statutory Sell-Out procedure by applying the exchange ratio of the Offer to the volume-weighted average share price of Gemalto during the Offer period which allowed Gemalto to hold more than 90% of the Gemplus share capital and voting rights targeted by the Offer.
During the Offer period, i.e., from July 11, 2006 to August 14, 2006 included, Gemalto’s volume-weighted average share price was equal to €16.26 per share. By applying the exchange ratio of the Offer (2 Gemalto shares for 25 Gemplus shares) the “fair price” of a Gemplus share for the Statutory Sell-Out is equal to €1.30 per Gemplus share.
The CSSF has given its approval of the share consideration and cash consideration as providing a “fair price” for Gemplus shares in the Statutory Sell-Out proceedings, on the basis inter alia of the assessment by an independent expert of the evaluation methodology and cash consideration, determined in accordance with articles 15 and 16 of the Luxembourg Takeover Law.
11.	Elements Used to Assess the “Fair Price” of the Cash Alternative
This section provides an assessment of the “fair price” mentioned above. Pursuant to article 15(5) of the Luxembourg Takeover Law, “the consideration offered in the [Offer] is deemed fair for the securities”. These assessment elements chosen by Gemalto use a multi-criteria approach based on criteria similar to the ones presented in the Offer Prospectus to assess Gemalto’s value to which the exchange ratio (2 Gemalto shares for 25 Gemplus shares).
The following elements allow the assessment of Gemalto’s value to which the exchange ratio is applied and not Gemplus’ value as an independent entity.
The multi-criteria analysis provided below does not constitute an independent valuation of Gemalto. It only aims to present, with respect to objective criteria commonly used, some elements to assess the “fair price” as it results from the rules of the Luxembourg Takeover Law and the methodology used, in the context of this operation, for the determination of the exchange ratio of the Offer.
The elements to assess the “fair price” provided below summarize the assessment elements as provided by Deutsche Bank AG, Gemalto’s financial advisor, in a letter to the CSSF dated September 29, 2006.
11.1.	Criteria Used to Assess the Exchange Ratio
The methods used were:
•	market price;

•	market multiples of comparable traded companies; and

•	price objectives from financial analysts.
These criteria were used to determine the elements to assess the exchange ratio of the Offer as disclosed in the Offer Prospectus and are summarized in the following analysis for the same reasons.
As presented in the Offer Prospectus, factors for evaluating the “fair price”, based on the discounting of operating cash flows are provided here for illustrative purposes only (see paragraph 11.3.4 “Discounting of Operating Cash Flows” below).

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
11.2.	Criteria Not Used in the Assessment of the “Fair Price”
The criteria rejected in the Offer Prospectus have been rejected from the analysis described in paragraph 11.3 “Details of the Criteria Used” below for similar reasons. These methods include the analysis of the transactions of comparable companies, the comparison of comparable historical accounting data, the comparison of yields, the comparison of net book assets and the discounting of operating cash flows that are nevertheless presented here for information purposes.
The criteria of the relative weight of net earnings per share that was used in the Offer Prospectus has been rejected from the following analysis since it can apply only for a relative valuation of two companies and not an absolute valuation as presented below.
11.3.	Details of the Criteria Used
11.3.1.	Market Price Analysis
The €1.30 “fair price” per Gemplus share is compared to the implied value of Gemplus shares obtained by applying the exchange ratio (2 Gemalto shares for 25 Gemplus shares) to the market price of Gemalto shares over different periods.

	Gemplus implied	Premium/(Discount)
	value (€/Share)(1)	of "fair price”(2)
Market price
Closing of September 27, 2006 (3)	1.29	0.7%
5-day average	1.24	4.9%
30-day average	1.36	(4.2%)
3-month average	1.36	(4.1%)
6-month average	1.50	(13.6%)
Since the reopening of the Offer on September 12, 2006	1.25	4.2%
Since the H1 results publication on September 13, 2006	1.24	4.8%
Over the initial Offer period (July 11 to August 14, 2006)	1.30	—

(1)	Based on the exchange ratio (2 Gemalto shares for 25 Gemplus shares)

(2)	Based on the « fair price » of €1.30 per Gemplus share

(3)	The criteria presented here summarize the criteria presented to the CSSF on September 29, 2006; the closing date use is thus September 27, 2006
11.3.2.	Analysis of Comparable Publicly Traded Companies
The sampling of comparable companies is limited to Oberthur Card Systems. Gemplus has been excluded insofar as Gemalto owns more than 94% of its capital as from August 30, 2006, settlement date of the Offer. With a much lower free float and liquidity, Gemplus is no longer covered by financial analysts.
The aggregates used to calculate the multiples are the EBITDA (earnings before interest, taxes, depreciation and amortisation), EBITA (earnings before interest, taxes and amortisation of goodwill) and net income. The multiples of Oberthur were calculated on the basis of projections for financial years 2006 and 2007 corresponding to the average estimates of results from analysts who have recently published reports.

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
On the basis of the Oberthur Card Systems price as of September 27, 2006, the implicit Gemplus value on the basis of the terms of the transaction (2 Gemalto shares for 25 Gemplus shares) is presented below:

	Share		EV/EBITDA		EV/EBITA		P/E
	price		2006E	2007E	2006E	2007E	2006E	2007E
Oberthur Card Systems(2)	4.67	(1)	7.2x	5.6x	13.4x	9.0x	19.6x	13.3x
Gemplus’ implicit value(3)(€ per share)			1.21	1.38	1.17	1.39	0.85	1.12
Premium/(Discount) of the “fair price”			7.5%	(5.7%)	11.0%	(6.7%)	52.2%	15.6%

(1)	The reference to the share price as of September 27, 2006 is considered to be more relevant than a reference to a 30-day average price as used in the Offer Prospectus due to the publication of Oberthur Card Systems’ results on September 14, 2006

(2)	Based on a consensus of forecasts as of September 27, 2006

(3)	Based on the exchange ratio of 2 Gemalto shares for 25 Gemplus shares
11.3.3.	Analysis of Price Targets from Financial Analysts
This analysis consists of calculating the discounted value of 12-month price targets as published by financial analysts that cover Gemalto. The equity discount rate that was retained (11.4%) has been calculated on the basis of a consensus for Gemalto’s beta and on the basis of market data. Gemplus’ implied values are:

		12-month Gemalto price	Discounted price	Implied Gemplus value(2)
Analyst	Publication date	target	target(1)	(€/Share)
Aurel Leven	14-Sep-06	19.1	17.2	1.38
Credit Suisse	14-Sep-06	19.6	17.7	1.41
Citigroup	14-Sep-06	19.6	17.7	1.41
CM-CIC	14-Sep-06	15.4	13.9	1.11
Exane	14-Sep-06	18.0	16.2	1.30
Fortis	14-Sep-06	21.1	19.0	1.52
Gilbert Dupont	21-Sep-06	14.3	12.9	1.03
Ixis	14-Sep-06	22.0	19.8	1.59
Natexis	14-Sep-06	23.0	20.7	1.66
Klépierre	21-Sep-06	20.5	18.4	1.47
Societe Generale	14-Sep-06	25.0	22.5	1.80

(1)	As of September 28, 2006, using a 11.4% equity discount rate

(2)	Based on the exchange ratio of 2 Gemalto shares for 25 Gemplus shares
In summary, the resulting parities are in the following range:

				Premium/(Discount) of the “fair
				price”
	Low	High	“fair price”	Low	High
Implied Gemplus value(1) (€/Share)	1.03	1.80	1.30	26.4%	(27.9%)

(1)	Based on the exchange ratio of 2 Gemalto shares for 25 Gemplus shares
11.3.4.	Discounting of Operating Cash Flows
With the majority of analysts limiting their estimates to three years, the discounting of operating cash flows based on a consensus can only be based on two and a half years of cash flows (H2 2006E, 2007E and 2008E) and a final value calculated on the basis of fiscal year 2008E. The relevance of this method is therefore limited and the items below are provided for information purposes only.

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
The discounting rate used ranges from 10.1% to 11.1% (calculated from a consensus for Gemalto’s beta and from market data). For the period of the estimates, the final values were calculated based on perpetual growth rate in the final cash flow of 1.5% to 3.5% per year.
This method provides the values and premiums detailed in the table below:

	Equity value / Share(1)
		Implied Gemplus value(2)	“fair	Premium/(Discount)
	Gemalto (€)	(€/Share)	price”(€)	of the “fair price”
Perpetual growth 1.5% - 3.5%, WACC 10.1 - 11.1%	15.2 - 20.3	1.21 - 1.62	1.30	+7.2% - (19.8%)

(1)	Based on the number of shares as of September 30, 2006 of 90.8 millions of shares

(2)	Based on the exchange ratio of 2 Gemalto shares for 25 Gemplus shares
11.3.5.	Summary of the Elements Used in Assessing the “Fair Price”

	Implied Gemplus value(1)	Premium/(Discount) of the
Criteria	(€/Share)	“fair price”
Share price
Closing of September 27, 2006	1.29	0.7%
5-day average	1.24	4.9%
30-day average	1.36	(4.2%)
3-month average	1.36	(4.1%)
6-month average	1.50	(13.6%)
Since the reopening of the Offer on September 12, 2006	1.25	4.2%
Since the H1 results publication on September 13, 2006	1.24	4.8%
Over the initial Offer period (July 11 to August 14, 2006)	1.30	—

	Bottom of	Top of the	Bottom of	Top of
	the range	range	the range	the range
Comparable publicly traded companies
2006E	0.85	1.21	52.2%	7.5%
2007E	1.12	1.39	15.6%	(6.7%)
Price targets from financial analysts	1.03	1.80	26.4%	(27.9%)
12.	Independent Expert Report
The text below is a free translation in English, for informational purposes only, of the original version in French of the independent expert’s report which shall prevail.
EVALUATION OF THE PRICE OFFERED BY GEMALTO
AS PART OF A REQUEST FOR THE STATUTORY SELL-OUT
OF GEMPLUS SHARES
(Articles 15 and 16 of the Luxembourg Tender Offer Law of May 19, 2006)
As part of a statutory sell-out of the shares of Gemplus International SA (hereinafter “Gemplus”), to be commenced by the company Gemalto N.V. (hereinafter “Gemalto”), in accordance with the provisions of Articles 15 and 16 of the Luxembourg tender offer law of May 19, 2006, the office of Ricol, Lasteyrie & Associés were asked, in the capacity of independent expert, to provide their evaluation of the “fair price” for Gemplus shares.
The aim of our mission was set forth in a mission letter dated October 12, 2006.

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
1.	Presentation of the transaction

1.1	Companies involved in the transaction

1.1.1	Gemalto (formerly Axalto)
Gemalto is a corporation (naamloze vennootschap) organized under Dutch law, registered in the Netherlands with the trade registry of the Chamber of Commerce and Industries for the region of Amsterdam under number 27255026.
Gemalto shares are listed on the Eurolist of Euronext Paris. Since September 1, 2005, Gemalto has been on the SBF 120 index.
At the closing of the initial tender offer on August 14, 2006, Gemalto held 94.56% of the share capital and 94.68% of the voting rights of Gemplus.
The Gemalto group specializes in the production and sales of secure plastic cards (smart cards). It mainly does business in markets for mobile telephony, financial services and government sector applications (IDs, electronic passports, etc.). It also does business in the market for payment terminals of financial institutions in the retail banking activity (terminals, software, services, etc.).
1.1.2	Gemplus
Gemplus is a corporation organized under the laws of Luxembourg, registered with the Registry of Commerce and Companies of the Grand Duchy of Luxembourg under number B 73 145.
Gemplus shares are listed for trading on the Eurolist of Euronext Paris.
The group’s activity is mainly focused on the production of smart cards for use in telecommunications and financial services. The group also develops products and systems for identification of merchandise and people and the management of medical care and business security.
1.2	Context and terms of the statutory sell-out plan of Gemplus shares
The statutory sell-out plan of Gemplus shares is part of a tender offer for all Gemplus shares set up for the business merger of Gemalto (formerly Axalto) and Gemplus.
The merger of equals was set forth in a combination agreement (“Combination Agreement”) entered into by the parties on December 6, 2005 and has translated into the following:
•	an exchange tender offer was filed with the French financial markets authority (Autorités des Marchés Financiers) (“AMF”). The offer, which ran from July 11, 2006 to August 14, 2006, enabled Gemalto to gain ownership of 94.56% of Gemplus’ share capital and 94.69% of its voting rights;

•	concomitantly, the two reference shareholders of Gemplus, the U.S. investment fund, Texas Pacific Group and the entities controlled by the Quandt family contributed all their Gemplus shares to Gemalto. Upon completion of the transaction, Gemalto acquired 43.42 % of Gemplus’ share capital and 43.47% of its voting rights;

•	fairness opinions for the exchange tender offer were issued respectively by Deutsche Bank AG and Morgan Stanley & Co. on December 6, 2005 (and again on May 25, 2006 by the latter);

•	the offer was reopened as of September 12, 2006 for 20 trading days, then extended for the time required for our expert opinion.

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
All the foregoing transactions were undertaken under similar financial conditions on the basis of an exchange parity of 2 new Gemalto shares for 25 existing Gemplus shares.
Upon completion of the transactions on the basis of Article 16 of the law of May 19, 2006 on tender offers and given the fact that Gemalto holds more than 90% of the Gemplus voting rights, Gemplus’ minority shareholders whose shares were not contributed in the offer, are entitled to a statutory sell-out of their shares by Gemalto. In this case, the statutory sell-out shall take the following forms:
•	a Gemalto share alternative on the basis of financial conditions similar to the initial offer; or

•	a cash alternative on a price basis of €1.3 per share.
2.	Presentation of our assessment
Our work consisted mainly in:
•	Analyzing the contexts and modalities of the merger transaction of the Gemplus and Axalto groups, as set forth in the “Combination Agreement” dated December 6, 2005;

•	Evaluating the “fair price” assessment presented by Gemalto and Deutsche Bank AG and verifying the relevance and proper implementation of the various methods and the rationale, consistency and fairness of the methods;

•	Verifying that the methods used are commonly-used methods in this area and that the criteria used for verifying the “fair price” calculation are consistent with criteria used for calculating the exchange ratio set forth in the exchange tender offer prospectus;

•	Analyzing the Gemalto share price trend, and, in particular, a review of the volumes involved;

•	Analyzing the Gemalto valuation forecast undertaken by analysts;

•	Using alternative methods for cross-checking the consistency of the proposed “fair price”.
It is neither our job to evaluate the fairness of the parity originally negotiated by the parties nor to evaluate the value of the Gemalto and Gemplus groups, viewed separately.
We used documents and information provided by Gemalto and its advisors, and would like to observe that no forecasting data was given to us. In line with the practices of independent experts, we did not attempt to validate the data we were given to use and limited ourselves to verifying its plausibility and consistency.
3.	Evaluation of the work and conclusions presented by Gemalto and its advisors regarding price calculation
First, we recall the following points:
•	Under Article 15.5 of the Luxembourg law on tender offers, Gemalto must offer, at least on an optional basis, an amount in cash equal to the “fair price”. Given that the percentage of Gemplus shares contributed to the offer that closed on August 14, 2006 exceeded the 90% threshold of the shares that were the object of the offer, as defined in Article 15.5, “the consideration is deemed to be fair for the shares”.

•	Assessment of the “fair price” evaluation rests on the parity originally negotiated by the parties as part of the merger of equals (a parity of 2 Gemalto shares for 25 Gemplus shares).
All the methods for calculation of the “fair price” used by Gemalto are described in a letter sent to the Luxembourg financial sector supervisory authority (Commission de Surveillance du Secteur

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
Financier) (hereinafter “CSSF”) on September 29, 2006 by Deutsche Bank AG, the investment bank acting as advisor to Gemalto.
The methods based on restated net assets, multiples of comparable transactions and the discounting of future cash flows were not used.
A multi-criteria approach, based on the methods below, was used by Gemalto to calculate the “fair price”:
•	the stock market price of the Gemalto share,

•	the stock market prices of a comparable listed company, and

•	the price objectives of analysts.
3.1	Evaluation methods that were not used

3.1.1	Restated net assets method
The restated net asset method (RNA) values the company based on the market value of the various assets and liabilities on its balance sheet.
This method was not used insofar as the main assets owned by Gemalto are for the most part made up of fixed assets required for its operations (industrial equipment, production sites, etc.) and a majority of those assets are controlled by it.
We have no particular remark to make regarding the reasons why this method was set aside.
In this case, in the absence of significant non-operating assets that could generate hidden assets, Gemalto’s restated net assets mostly matched its net accounting assets, adjusted for intangible items such as goodwill and brand names, etc. The amount of the intangible items may only be estimated in reference to the methods presented below.
3.1.2	Multiples resulting from comparable transactions
The comparable transaction method is based on applying multiples to Gemalto arising from recent transactions with regard to comparable companies.
This method was not used insofar as recent transactions within this business sector are not comparable in size or in kind.
We have no particular remark about the principle of not using the comparable transaction method in a multi-criteria approach given the major size disparities (the target is smaller) and the nature of the transactions that have taken place (a transaction that is an acquisition of a majority interest versus a merger of equals between Gemalto and Gemplus).
However, for informational purposes, we did analyze the recent acquisition (October 10, 2006) by Oberthur Card Systems of IM Technologies, a Singaporean company that specializes in the production of smart cards for the mobile industry in the Asian market. Despite the fact that the size of the transaction was significantly smaller and it involved a mobile-focused business activity, the multiples resulting from this transaction are in line with the consistency of “fair price” calculation.
3.1.3	Net current earnings per share
This comparative method consists of analyzing the forecast ratios of the net earnings per share of two companies.

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
This method was not used in the analysis insofar as it is only applicable as part of the relative valuation of one company to another, leading to the calculation of an exchange parity.
We have no particular comment on not using this method as part of calculating a “fair price”.
3.1.4	Discounting available cash flows (DCF)
In this method, the value of a company is equal to the discounted value of free future cash flows that would be generated from running the company, minus the expenditures required for its business and its net debt on the date of evaluation.
This method requires setting up a medium- or long-term forecasting plan. This information is not available within the Gemalto group.
For informational purposes, Gemalto and its advisors presented an analysis of discounting available cash flows, using forecasts drawn up by financial analysts for the years 2006-2008.
This estimate leads to a default value of Gemplus ranging from €1.21 to €1.62.
From a methodological point of view, as there was no medium-term plan available from management, not using the discounting cash flows calls for no remark in particular.
However, in this case, as part of a multi-criteria analysis, the intrinsic approach using discounting of cash flows is a cross-checking indicator in calculating the “fair price”, most notably because it enables the bringing together of all the Gemalto group’s own characteristics and taking into account the profit warning for the 2006 results communicated by the company on September 13, 2006.
In this context, we have implemented an approach to discounting available cash flows based on the following main assumptions:
•	a market consensus for Gemalto’s main indicators (Revenue, EBITDA, EBIT, etc. ) based on twelve studies published after September 13, 2006;

•	the construction of a terminal value based on the 2008 flows and on assumptions viewed as standard with an open-ended growth rate of 2%.
Furthermore, we analyzed the sensitivity of the discounting rates and the open-ended growth rate to assure ourselves of overall consistency.
On this basis, using this approach enabled us to cross-check the default value range of Gemplus that was used in calculating the “fair price”.
3.2	Evaluation Methods Used
3.2.1	Gemalto share price analysis
Gemalto’s default value was obtained by applying the exchange ratio (2 Gemalto shares for 25 Gemplus shares) to the Gemalto share trading price over various periods.
Five-day, one-month, three-month and six-month averages were calculated by Gemalto at September 27, 2006. On this basis, the default value of the Gemplus share falls into a range of €1.24 to €1.50. Gemalto retained a value of €1.3 that matched the market average for the period of the initial offer.

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
Since March 2006, the trend of the Gemalto share price has been:
The following observations can be made about the graph above:
•	The float percentage of Gemalto is 75%, a level that reflects strong liquidity of the stock.

•	The volumes traded since the opening date of the exchange tender offer on July 11, 2006 are significant and make using the share price as the method for calculating the “fair price” relevant:
•	During the exchange tender offer period, the average daily volume traded was 606.7 thousand shares, which is a level greater than the averages observed over the past six to twelve months;

•	Furthermore, the average daily trades of the share observed during the offer period represented almost 1.29% of the Gemalto float. For comparison purposes, the daily volume of trades of companies in the CAC 40 index, which could benefit from better liquidity, were 0.61% for the same period.
•	Since September 13, 2006, the date the company issued a profit warning on the 2006 results of the group, the Gemalto share price fell 7.6% (for share price at October 16, 2006).

•	With regard to the reference period being used, the following observations may be made:
•	Given the context in which the calculation of the “fair price” is made, we consider that the period of the offer to be a relevant reference period insofar as the planned statutory sell-out transaction arises from an exchange tender offer, which enabled Gemalto to own more than 90% of Gemplus’ share capital and voting rights.

•	Furthermore, we note that the exchange parity calculation was done, for purposes of the exchange tender offer, on the basis of a thirty-day market price average. The use of this method at October 16, 2006 makes it possible to cross-check Gemplus’ default value used in the calculation of the “fair price”.
For this reason, the share price is a relevant method for calculating the “fair price” of Gemplus.

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
3.2.2	Market multiples for comparable listed companies
The method using market multiples for comparable listed companies enables the theoretical market value of Gemalto to be determined by comparing it to comparable listed companies in terms of activity, profitability, size, financial structure and growth potential.
In this case, the analysis of the sample of comparable companies was limited to a single company, Oberthur Card Systems, which has a similar business and is involved in the same markets as the Gemalto group.
This analysis gives priority to EBITDA, EBITA and net income.
Furthermore, the multiples of Oberthur Card Systems were calculated using the forecasts for fiscal years 2006 and 2007 corresponding to the average income estimates from financial analysts who have recently published reports.
On this basis, the use of this method led to a range of default value for Gemplus between €0.85 and €1.39.
In an alternative method, we attempted to broaden the initial sample to include companies on related markets (secure transaction and payment systems, security solutions) in order to evaluate the consistency of results obtained. We retained the EBITDA, EBITA and net income multiples for the years 2006 and 2007.
The use of this alternative approach allows for the cross-checking of default values obtained over the sole sample basis and an assurance of the consistency of the method in the multi-criteria approach in calculation of the “fair price”.
3.2.3	Equity research analysts’ price objectives
This method consists of calculating the value of a company on the basis of price objectives published by research analysts.
Among the elements used to evaluate the “fair price” was an analysis presented by Gemalto and its advisors of Gemalto’s price objectives from equity research analysts.
Given the profit warning communicated on September 13, 2006, the analysis deals solely with the analysts’ reports published as of September 14, 2006 so that the latest publicly disclosed financial figures could be taken into consideration.
Furthermore, the analysis assumes that the price objectives, set by analysts, had a target horizon of twelve months and thus includes discounting the share price in order to calculate current value. The discount rate used, corresponding to the equity costs, comes out at 11.4%.
The use of this method leads to the following observations:
•	This is more of a cross-checking indicator than a real evaluation method insofar as the analysis is undertaken based on working assumptions and analyses of a business area that is the one of the analyst conducting the study;

•	In this case, the use of this method is consistent for use in calculating the exchange parity at the time of the exchange tender offer;

•	No observations need to be made about the twelve-month forecasting horizon or the discounting rate used;

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
•	However, we observe that the discounting of the price objectives by the analysts is a practice that is seldom used in matters of evaluation. We note that this discounting was not done while the method was being used during the exchange tender offer; it being a fact, however, that it would only have had a limited impact on the calculation of the exchange parity.
4.	Conclusion
On the basis of the work performed, the analysis of the multi-criteria approach used by Gemalto for the calculation of the “fair price” offered to Gemplus minority shareholders leads to the following assessments:
•	The calculation of the “fair price” rests on a methodology usually performed in the area of company analyses and in a context of sell-out of shares from minority shareholders;

•	The methods used are similar to the ones used at the time of the Exchange Tender Offer with its prospectus that received approval from the AMF (visa) on July 6, 2006;

•	Lastly, the elements for evaluating “fair price” are consistent, logical and fair overall within the context of a request for statutory sell-out of Gemplus shares.
Beyond these remarks, we also observe that:
•	The calculation of the “fair price” for the Gemplus shares is directly related to the market value of the consideration offered at the time of the exchange tender offer and is thus subject to the unpredictability of financial market trends;

•	As part of the transaction proposal, shareholders may choose between the following alternatives:
•	cash based on a “fair price” of €1.3; or

•	Gemalto shares with a 6.2% premium over the “fair price” at the date of this report.

Executed in Paris October 20, 2006 Jean Charles de Lasteyrie

Holders of ADSs may contact Mellon Investor Services LLC, below, as US exchange agent regarding procedures relating to ADSs.
Copies of the free English translation of the joint French language Offering Prospectus and of the documents incorporated by reference thereto (i.e., two prospectuses for the listing of the Gemalto shares approved by the Dutch stock exchange authority (Autoriteit Financiële Markten) on June 30, 2006, for which an approval certificate has been received by the AMF on the same date) are available from the Internet websites of Gemalto (www.gemalto.com) and of Gemplus (www.gemplus.com) as well as free of charge upon request to the following: Gemalto N.V.: Koningsgracht Gebouw 1, Joop Geesinkweg 541-542, 1096 AX Amsterdam, the Netherlands; Gemplus International S.A.: 46A, avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg; Mellon Investor Services LLC, U.S. Exchange Agent: 480 Washington Boulevard, Attn: Information Agent Group, AIM # 074-2800, Jersey City, New Jersey 07310, Call Toll Free: 1-866-768-4951.
Gemplus securityholders are strongly advised to read the Offer Prospectus and related exchange offer materials regarding the transactions, as well as any amendments and supplements to those documents because they contain important information.

Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan

Contact information

Name: Stéphane Bisseuil	Name: Rémi Calvet
Investor Relations	Senior Vice President,
T.: +33.1.55.01.50.97	Corporate Communications
E-mail: stephane.bisseuil@gemalto.com	T.: +33.6.22.72.81.58
E-mail: remi.calvet@gemalto.com

Name: Céline Berthier	Stéphanie Ouadjed
Investor Relations	Gemplus International S.A.
T.: +41 (0) 22.544.5054	Tél. +352 26 005 227
E-mail: celine.berthier@gemplus.com
The Offer and the transactions described above are not (and are not intended to be) made, directly or indirectly, in or into the United Kingdom, Italy, the Netherlands, Canada or Japan or in or into any other jurisdiction in which such Offer would be unlawful prior to the registration or qualification under the laws of such jurisdiction. Accordingly, persons who come into possession of this release should inform themselves of and observe these restrictions.
About Gemalto
Gemalto N.V. (Euronext NL 0000400653 GTO) is a leader in digital security with pro forma 2005 annual revenues of €1.7 billion ($2.2 billion), operations in 120 countries and 11,000 employees including 1,500 R&D engineers. The company’s solutions make personal digital interactions secure and easy in a world where everything of value — from money to identities — is represented as information communicated over networks.
Gemalto N.V. thrives on creating and deploying secure platforms, portable and secure forms of software in highly personal objects like smart cards, SIMs, e-passports, readers and tokens. More than a billion people worldwide use the company’s products and services for various applications, including telecommunications, banking, e-government, identity management, multimedia digital right management, IT security and other applications. Gemalto N.V. was formed in June 2006 by the combination of Axalto Holding N.V. and Gemplus International S.A.
For more information please visit www.gemalto.com.